
03024483

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsubishi Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3784 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/14/03

June 27, 2003

[Translation]

Notice of Resolutions of 2003 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

Report on the balance sheet as of March 31, 2003, statement of income for fiscal 2003 (from April 1, 2002 to March 31, 2003) and business report for the same year.

Matters for Resolution

1. To approve the proposed appropriations of retained earnings for fiscal 2003
2. To amend in part the Articles of Incorporation
3. To authorize the acquisition of treasury stock
4. To elect ten Directors
5. To elect one Corporate Auditor
6. To grant stock acquisition rights as stock options
7. To grant remuneration to retiring Directors and a Corporate Auditor

ATTACHMENT

DIRECTORS AND CORPORATE AUDITORS

As of June 27, 2003

Chairman of the Board	Minoru Makihara
President, CEO	Mikio Sasaki
Director	Koji Furukawa, Yorihiko Kojima, Masayuki Takashima, Yukio Masuda, Susumu Kani, Takeshi Hashimoto, Takeru Ishibashi, Shunichi Inai, Masahiro Abe, Yukio Ueno, Hidetoshi Kamezaki, Takeshi Inoue, Ichiro Mizuno, Takashi Nishioka, Ichiro Taniguchi, Tatsuo Arima
Senior Corporate Auditor	Yuzo Shinkai
Corporate Auditor	Tsuneo Wakai, Koukei Higuchi, Manabu Ueno, Kiyoshi Fujimura

Notes: 1. Directors total 18
Corporate Auditors total 5 (including Senior Corporate Auditor)
2. Representative Directors are underlined.

Additionally, Executive Officers as of June 27, 2003 are as follows.

President, CEO	Mikio Sasaki
Senior Executive Vice President	Koji Furukawa, Yorihiko Kojima, Masayuki Takashima, Yukio Masuda,
Executive Vice President	Susumu Kani, Takeshi Hashimoto, Takeru Ishibashi, Shunichi Inai, Masahiro Abe, Motoatsu Sakurai, Yukio Ueno, Hidetoshi Kamezaki, Takeshi Inoue, Masao Miyamoto, Katsutoshi Takeda, Masaki Miyaji, Ichiro Mizuno, Hisanori Yoshimura,
Senior Vice President	Yutaka Kasahara, Kazuo Tatsumiya, Haruo Matsumoto, Nobuyasu Kamei, Shunichi Imamiya, Nobuo Ikeuchi, Yoshikuni Kanai, Shunichi Nagai, Tatsuo Sato, Hiroshi Tanaka, Hajime Katsumura, Hiroshi Mino, Masatoshi Nishizawa, Tsunao Kijima, Mamoru Horio, Junta Fujikawa, Yoshiaki Katayama, Hideshi Takeuchi, Mutsumi Kotsuka, Kimio Okano, Seiji Kato, Osamu Masuko, Ryoichi Ueda, Ken Kobayashi, Koichi Komatsu, Kazumi Yoshimura, Jyunji Inoue

Note: Directors are underlined.

ARTICLES OF INCORPORATION

OF

MITSUBISHI CORPORATION

(Amended as of June 27, 2003)

CHAPTER I General Provisions

ARTICLE I (Name of the Company)

The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.

ARTICLE II (Objectives of the Company)

The Company shall operate the following lines of business:

1. Purchase, sale and trading of the following commodities:
   a. Coal, petroleum, gas, and other fuels and products processed therefrom.
   b. Iron, non-ferrous metals and products processed therefrom, as well as ores and minerals.
   c. Machinery, mechanical devices, appliances and instruments (including meters and medical equipment), vehicles, ships and aircraft as well as parts and accessories therefor.
   d. Food, liquor and other beverages, oil bearing seeds, oil and fats, resins, tobacco, salt, and other agricultural, marine, forestry, livestock and natural products as well as products processed therefrom.
   e. Fertilizers, feed-stuffs, and raw materials therefor.
   f. Textiles and raw materials therefor.
   g. Lumber, lumber products as well as cement, glass and other ceramics.
   h. Chemical products, cosmetics, high pressure gas and drugs (including

medical supplies, quasi-drugs, poisons, drastic medicines, gun powder and detonators, etc.) and raw materials therefor.

i. Rubber, hide and leather, pulp, paper, and products processed therefrom, as well as accessories and general merchandise.

2. Development, exploration, production, manufacturing, processing, waste treatment, recovery and recycling of the commodities mentioned in the preceding item, and forestry, as well as contracting therefor.
3. Repair, installation and erection, leasing, and maintenance of machinery, mechanical devices, appliances and instruments, vehicles, ships, and aircraft as well as parts and accessories therefor.
4. Acquisition, development planning, maintenance and sale of intangible property rights such as industrial property rights, copyrights, know-how, various kinds of systems engineering and other software.
5. Greenhouse gas emission trading
6. Business relating to gathering, processing and supplying information.
7. Telecommunications, broadcasting, advertising as well as publishing and printing business.
8. Management of medical health facilities, hotels and other lodging facilities, sport facilities, theaters, restaurants as well as travel business.
9. Business relating to planning and management of events.
10. Construction business as well as planning, research, surveying, designing and supervising of construction works.
11. Purchase and sale, lease and management of real property.
12. Business relating to the generation and supply of electricity.
13. Financial business such as purchase and sale of negotiable instruments, loans, purchase and sale of claims, guaranteeing and underwriting of obligations, and purchase and sale of foreign exchange, etc.
14. Business relating to distribution of and advice on commodity investment.
15. Temporary personnel placement service.
16. Purchase and sale of used commodities.

17. Warehousing business.
18. Land, marine and air transportation and forwarding business.
19. Agent, broker and wholesaler of the preceding items.
20. Non-life insurance agency, insurance agency under the Automobile Liability Security Law in Japan and life insurance solicitation-related activities.
21. Consulting in respect of preceding items.
22. All undertakings in connection with those lines of business mentioned in the preceding items.

ARTICLE III (Location of Head Office)

The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.

ARTICLE IV (Method of Public Notices)

Public notices of the Company shall be placed in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II Shares

ARTICLE V (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.

ARTICLE VI (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit)

The number of shares which will constitute one unit of the shares of the

Company ("Unit Stock") shall be one thousand (1,000) shares.

The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary.

A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.

ARTICLE VII (Denominations of Share Certificates)

Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.

ARTICLE VIII (Transfer Agent)

The Company shall have a transfer agent with respect to its shares.

The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.

The register of shareholders (herein including the register of beneficial shareholders) and the lost share certificate register of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register and the purchase/additional purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.

ARTICLE IX (Handling of Shares)

The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.

ARTICLE X (Record Date)

The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term.

Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.

CHAPTER III General Meeting of Shareholders

ARTICLE XI (Convening of General Meeting of Shareholders)

An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

ARTICLE XII (Chairman)

The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief

Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

ARTICLE XIII (Exercise of Voting Right by Proxy)

A shareholder may appoint another shareholder having voting right to be his proxy in order to exercise his voting right.

ARTICLE XIV (Resolution)

A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in Article 343 of the Commercial Code of Japan) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders are present, it is approved by a vote of 2/3 or more of the voting rights present.

All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.

CHAPTER IV Directors, Board of Directors and Executive Officers

ARTICLE XV (Election of Directors)

Directors shall be elected at a general meeting of shareholders.

With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required.

The resolutions for the election of Directors shall not be conducted by cumulative voting.

ARTICLE XVI (Term of Office of Directors)

The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within two years from assumption of office.

ARTICLE XVII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be appointed.

Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.

ARTICLE XVIII (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XIX (Remuneration for Directors)

Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.

ARTICLES XX (Reduction in Liabilities of Directors)

The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan).
The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).

ARTICLES XXI (Executive Officers)

By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed.
By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXII (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.
With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.

ARTICLE XXIII (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.

ARTICLE XXIV (Full-time Corporate Auditors and Senior Corporate

Auditors)

Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time Corporate Auditors.

ARTICLE XXV (Convening of Meetings of the Board of Corporate Auditors)

Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.

ARTICLE XXVI (Remuneration for Corporate Auditors)

Remuneration for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

ARTICLE XXVII (Reduction in Liabilities of Corporate Auditors)

The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the provisions of Article 266-12 of the Corporate Code, which is applied with reference to Article 280-1 of the Commercial Code of Japan).

CHAPTER VI Accounts

ARTICLE XXVIII (Business Term and Settlement of Accounts)

The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year.

The settlement of accounts shall be made at the end of each business term.

ARTICLE XXIX (Dividends)

Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term.

ARTICLE XXX (Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

ARTICLE XXXI (Period of Exclusion of Payment of Dividends and Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

(Translation)

June 9, 2003

Notice of 2003 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that an ordinary general meeting of the shareholders of Mitsubishi Corporation will be held as described below. Your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the Document Relating to Exercise of Voting Rights attached hereto, indicate your approval or disapproval of the items of business on the voting form, affix your seal on the form and return it to us so that it will reach us by no later than June 26, 2003.

(1) Date and Time: 10:00 a.m., Friday, June 27, 2003

(2) Place: Shinagawa Mitsubishi Building, Company Conference Room (19th Floor), 16-3, Kounan 2-chome, Minato-ku, Tokyo

(3) Agenda for the Meeting:

Matters for Reporting

Report on the balance sheet as of March 31, 2003, statement of income for fiscal 2003 (from April 1, 2002 to March 31, 2003) and business report for the same year.

Matters for Resolution

1. *To approve the proposed appropriations of retained earnings for fiscal 2003*
2. *To amend in part the Articles of Incorporation*
3. *To authorize the acquisition of treasury stock*
4. *To elect ten Directors*
5. *To elect one Corporate Auditor*
6. *To grant stock acquisition rights as stock options*
7. *To grant remuneration to retiring Directors and a Corporate Auditor*

For further information on the Matters for Reporting, namely the business report, balance sheet and statement of income (pages 1-21) contained in the attached document titled Reports for Fiscal 2003, and details of The Matters for Resolution, including outlines of Items 2, 3 and 6, please refer to the Document Relating to Exercise of Voting Rights on the following pages.

When you attend the meeting, please bring the enclosed voting form and submit it to the reception desk.

Mikio Sasaki
President & CEO, Director
Mitsubishi Corporation

Note: This is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the notice is the sole official version.

(Translation)

Document Relating to Exercise of Voting Rights

Total Number of Voting Rights Possessed by All Shareholders 1,558,569 voting rights

Details of Each Item of Business

1. To Approve the Proposed Appropriations of Retained Earnings for Fiscal 2003

The table below shows the proposed appropriations of retained earnings for fiscal 2003. From the standpoint of maintaining a stable dividend, the Board proposes a year-end dividend of ¥4 per share, the same as in the previous fiscal year.

Proposed Appropriations of Retained Earnings

(Yen)

Unappropriated retained earnings	¥19,417,857,671
Reversal of reserve for overseas investment losses	1,861,268,000
Reversal of deferred gains on sales of property	2,679,911,460
Total unappropriated retained earnings	23,959,037,131
APPROPRIATIONS	
Cash dividends: ¥4.0 per share	6,265,364,932
Bonuses to Directors	55,000,000
Deferred gains on sales of property	9,816,656,008
General reserve	1,000,000,000
Total	17,137,020,940
Unappropriated retained earnings carried forward	¥6,822,016,191

Notes: 1. On December 9, 2002, the Company paid interim dividends of ¥4.0 per share, amounting to ¥6,267,771,664.

2. Regarding the reserve for overseas investment losses and deferred gains on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

(Translation)

2. To Amend in Part the Articles of Incorporation

We propose amending part of the Company's Articles of Incorporation as follows:
The planned amendments include the addition of some items to approved objectives of the Company, as well as the establishment of new provisions and changes to existing provisions in the Articles of Incorporation in accordance with the amendment of the Commercial Code of Japan etc. ("Law to Amend Parts of the Commercial Code of Japan and the Law Concerning Special Handling of Auditing, etc. of Corporations under the Commercial Code of Japan" (No.149, 2001) and the "Law to Amend Part of Commercial Code of Japan, etc." (No.44, 2002))
The specific changes (planned changes are underlined) and the reasons for the changes are as shown below;

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE II (Objective of the Company) The Company shall operate the following lines of business: 1. ~ 4. (omitted)	**ARTICLE II (Objective of the Company)** The Company shall operate the following lines of business: 1. ~ 4. (same as present 1~4)	
(New Provision) 5. ~ 21. (omitted)	5. Greenhouse gas emission trading 6. ~ 22. (same as present 5~21)	The additional provision is planned in preparation for diversification in our business operations and for future business development.
ARTICLE VI (Number of shares constituting One Unit and non-issuance certificates indicating fractions of One Unit)	**ARTICLE VI (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit)**	
The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one thousand (1,000) shares. The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary. (New Provision)	The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one thousand (1,000) shares. The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary. A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.	The provision will be instituted in accordance with the introduction of a system for the additional purchases of fractions of One Unit.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE VIII (Transfer Agent)	**ARTICLE VIII (Transfer Agent)**	
The Company shall have a transfer agent with respect to its shares. The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice. The register of shareholders (herein including the register of beneficial shareholders) of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.	The Company shall have a transfer agent with respect to its shares. The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice. The register of shareholders (herein including the register of beneficial shareholders) and the lost share certificate register of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register and the purchase/additional purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.	These changes are planned because the share certificate lapse system and the system for the additional purchase of fractions of One Unit were introduced.
ARTICLE IX (Handling of Shares)	**ARTICLE IX (Handling of Shares)**	
The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.	The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.	These changes are planned because the share certificate lapse system and the system for the additional purchase of fractions of One Unit were introduced.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE X (Record Date) The Company shall deem any shareholder (herein including any beneficial shareholder) entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.	**ARTICLE X (Record Date)** The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.	The deletion is planned because it is newly stated in ARTICLE VI that the shareholders shall include beneficial shareholders.
ARTICLE XIV (Resolution) (New Provision) All resolutions of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws and ordinances or by the Articles of Incorporation.	**ARTICLE XIV (Resolution)** A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in Article 343 of the Commercial Code of Japan) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders are present, it is approved by a vote of 2/3 or more of the voting rights present. All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.	In accordance with the relaxation of the regulation regarding the quorum for special resolution by a general meeting of shareholders, Paragraph 1 will be established, while the current Paragraph 1 will change to Paragraph 2.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
(New Provision)	**ARTICLE XX (Reduction in Liabilities of Directors)**	
	The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan). The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).	In accordance with the introduction of the system for reducing liabilities of directors, a regulation for reducing their liabilities will be established in order to enable directors to sufficiently perform their expected roles. With regard to the establishment of this Article, the unanimous consent of the Board of Corporate Auditors has already been obtained.
ARTICLE XX to **ARTICLE XXI** (omitted)	**ARTICLE XXI** to **ARTICLE XXII** (Same as present XX to XXI)	
ARTICLE XXII (Term of Office of Corporate Auditors)	**ARTICLE XXIII (Term of Office of Corporate Auditors)**	
The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within three years from assumption of office.	The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.	The change in this provision is due to an extension in the term of office of the corporate auditors.
ARTICLE XXIII to **ARTICLE XXV** (omitted)	**ARTICLE XXIV** to **ARTICLE XXVI** (Same as present XXIII to XXV)	
(New Provision)	**ARTICLE XXVII (Reduction in Liabilities of Corporate Auditors)**	
	The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the provisions of Article 266-12 of the Corporate Code, which is applied with reference to Article 280-1 of the Commercial Code of Japan).	In accordance with the introduction of the system to reduce the liabilities of the Corporate Auditors, a regulation for reducing their liabilities will be instituted in order to enable them to sufficiently perform their expected roles.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE XXVI – **ARTICLE XXIX** (omitted)	**ARTICLE XXVIII** – **ARTICLE XXXI** (Same as present XXVI to XXIX)	

3. To Authorize the Acquisition of Treasury Stock

To give management greater flexibility, the Board asks for approval to acquire up to 100 million shares of common stock totaling no more than ¥75 billion by the close of the ordinary general meeting of shareholders in 2004.

4. To Elect Ten Directors

The terms of office of Directors Yorihiko Kojima, Takeshi Hashimoto, Takeru Ishibashi, Shunichi Inai, Nobuyuki Masuda and Tatsuo Arima will expire at the close of this ordinary general meeting of the shareholders.
Furthermore, Directors Hironori Aihara, Naohisa Tonomura and Kanji Yamaguchi will resign at the close of this ordinary general meeting of shareholders.
Accordingly, the Board proposes the following ten candidates for election as Director as detailed below.

No.	*Name of Nominee for Director (Birth date)*	*Job History and Representation of Other Companies*		*Number of Shares Owned*
1	**Yorihiko Kojima** (Oct. 15, 1941)	May 1965	Joined Mitsubishi Corporation (MC)	26,123
		Jun. 1995	Director, General Manager, Corporate Planning Office	
		Feb. 1996	Director, Coordination and General Manager, Development & Coordination Dept.	
		Apr. 1997	Managing Director, Administration and General Manager, Development & Coordination Dept.	
		Apr. 1998	Managing Director, Administration [A]	
		Apr. 1999	Managing Director, Chief Business Development and Coordination Officer, Division COO, Financial Services Div.	
		Apr. 2000	Managing Director, Group CEO, New Business Initiative	
		Apr. 2001	Executive Vice President, Director, Group CEO, New Business Initiative	
		Jun. 2001	Director, Senior Executive Vice President, Group CEO, New Business Initiative (Present Position)	

(Translation)

No.	Name of Nominee for Director (Birth date)	Job History and Representation of Other Companies	Number of Shares Owned
2	**Takeshi Hashimoto** (Nov. 8, 1941)	Apr. 1966 Joined MC Jun. 1997 Director, General Manager, Information Systems & Services Div. A Jul. 1998 Director, Information Systems & Services, General Manager, Information Systems & Services Div. A Apr. 1999 Director, Group SVP, Information Systems & Services Mar. 2000 Director, Group CEO, Information Systems & Services Apr. 2000 Managing Director, Group CEO, IT & Electronics Business Jun. 2001 Director, Executive Vice President, Group CEO, IT & Electronics Business Apr. 2003 Director, Executive Vice President, Group CO-CEO, Machinery Group (Present Position)	12,000
3	**Takeru Ishibashi** (Sep. 29, 1941)	Apr. 1964 Joined MC Jun. 1997 Director, General Manager, Fine & Specialty Chemicals Div. Sep. 1998 Director, Deputy General Manager, Kansai Branch Feb. 2000 Director, Group SVP, Chemicals Apr. 2001 Managing Director, Group CEO, Chemicals Jun. 2001 Director, Executive Vice President, Group CEO, Chemicals (Present Position)	14,000
4	**Shunichi Inai** (Aug. 10, 1942)	Apr. 1965 Joined MC Jun. 1997 Director, General Manager, Corporate Communications Dept. Apr. 1998 Director, Corporate Communications and Personnel, General Manager, Corporate Communications Dept. Apr. 1999 Director, Group SVP, Chemicals Apr. 2000 Director, Deputy General Manager, Kansai Branch Apr. 2001 Managing Director, General Manager, Nagoya Branch Jun. 2001 Director, Executive Vice President, General Manager, Nagoya Branch (Present Position)	20,000
5	**Tatsuo Arima** (Jun. 13, 1933)	Apr. 1962 Joined the Ministry of Foreign Affairs Successively held the posts of Director-General, North American Affairs Bureau; Chief Cabinet Councilor for External Affairs, Prime Minister's Office; Ambassador to the Netherlands; Ambassador to the Federal Republic of Germany Dec. 1997 Councilor for the Ministry of Foreign Affairs (Present Position) Apr. 1998 Professor, Department of Politics, Waseda University (Present Position) Aug. 1998 A Representative of the Government of Japan (Present Position) Jun. 2001 Director, MC (Present Position)	4,000

(Translation)

No.	*Name of Nominee for Director (Birth date)*	*Job History and Representation of Other Companies*	*Number of Shares Owned*
6	**Takashi Nishioka** (May 3, 1936)	Apr. 1959 Joined Shin Mitsubishi Heavy-Industries, Ltd. Jun. 1992 Director, Mitsubishi Heavy Industries, Ltd. Successively held the post of Managing Director, Executive Vice President, Jun. 1999 President, Mitsubishi Heavy Industries, Ltd. (Present Position) [Representation of Other Companies] Mitsubishi Heavy Industries, Ltd. President	3,000
7	**Masahiro Abe** (Jun. 5, 1942)	Apr. 1966 Joined MC Jun. 1998 Director, General Manager, Representative of Mitsubishi Corporation in Jakarta Apr. 2000 Director, Group SVP, Machinery, Division COO, Infrastructure & Business Development Div. Apr. 2001 Managing Director, Group COO, Machinery Jun. 2001 Retired as Director Executive Vice President, Group COO, Machinery Mar.2003 Executive Vice President, Group CEO, Machinery (Present Position) [Representation of Other Companies] Mitsubishi Development Corporation President, Director	20,000
8	**Yukio Ueno** (Jun. 20, 1945)	Apr. 1968 Joined MC Jun. 1998 Director, General Manager, Corporate Planning Office Mar.2000 Director, General Manager, Corporate Planning Dept. Apr. 2001 Managing Director, General Manager, Corporate Planning Dept. Jun. 2001 Retired as Director Executive Vice President, General Manager, Corporate Planning Dept. Oct. 2001 Executive Vice President, Corporate Planning (Present Position) [Representation of Other Companies] Mitsubishi Shoji & Sun Co., Ltd. Chairman	15,000
9	**Takeshi Inoue** (Sep. 24, 1945)	Apr. 19705 Joined MC Successively held the posts of General Manager, Marine Products Dept., Division COO Foods (Products) Div. Jun. 2001 Senior Vice President, Division COO, Foods (Product) Div. Apr. 2002 Executive Vice President, Group COO, Living Essentials Apr. 2003 Executive Vice President, Group CEO, Living Essentials (Present Position)	23,000

(Translation)

No.	Name of Nominee for Director (Birth date)	Job History and Representation of Other Companies	Number of Shares Owned
10	**Ichiro Mizuno** (Mar. 10, 1944)	Apr. 1966 Joined MC Successively held the posts of General Manager, Corporate Finance(M&A) Dept.; General Manager, Foreign Exchange Dept.; General Manager, Finance Dept.; Group CFO for New Business Initiative Jun. 2001 Senior Vice President, Group CFO for New Business Initiative Apr. 2003 Executive Vice President, CFO (Present Position) [Representation of Other Companies] Mitsubishi Corporation Finance & Management Service Ltd. President, Director	9,000

Notes: 1. In accordance with the Articles of Incorporation, the election of Directors shall not be conducted by cumulative voting.

2. Messrs. Tatsuo Arima and Takashi Nishioka fulfill the conditions for outside directors as provided in Article 188, Paragraph 2, Item 7-2, of the Commercial Code of Japan.

5. To Elect One Corporate Auditor

The term of office of Corporate Auditor Yoshihiro Ogura will expire at the close of this ordinary general meeting of shareholders.

Accordingly, the Board is proposing the following candidate for election as Corporate Auditor as detailed below.

With regard to the nomination, the unanimous consent of the Board of Corporate Auditors has already been obtained.

Name of Nominee for Director (Birth date)	Job History and Representation of Other Companies	Number of Shares Owned
Kiyoshi Fujimura (Nov. 3, 1949)	Apr. 1972 Joined MC Successively held the posts of General Manager, Machinery Administration Dept. and Assistant to Managing Director; Machinery Group, Group Controller; President, Director, Mitsubishi Corporation Finance & Management Service Ltd. May 2003 Assistant to Corporate Functional Officer	5,000

6. To Grant Stock Acquisition Rights as Stock Options

The Board proposes that stock acquisition rights (*Shinkabu-Yoyaku-Ken*) be granted to Directors, Executive Officers and certain other senior employees (hereinafter "Eligible Persons") as stock options in the following manner:

(Translation)

1. Purpose of Issuing Stock Acquisition Rights on Advantageous Terms

The Company intends to issue stock acquisition rights, as outlined below, to Eligible Persons to provide further incentive and motivation to improve the Company's performance.

2. Matters Pertaining to the Issuance of Stock Acquisition Rights

(1) Class and Number of Shares to Be Issued for the Purpose of Issuing Stock Acquisition Rights

Up to 1,269,000 shares of the Company's common stock.

(2) Total Number of Stock Acquisition Rights to Be Issued

Up to 1,269. The number of shares to be issued per stock acquisition right (hereinafter "Number of Shares Granted") shall be 1,000.

(3) Issue Price of Stock Acquisition Rights

Issued in gratis.

(4) Total Payment due Upon Exercise of Stock Acquisition Rights

The total payment due upon the exercise of stock acquisition rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be the average daily closing price, excluding non-trading days, of the Company's common stock on the Tokyo Stock Exchange during the month prior to the issue date of the stock acquisition rights (hereinafter "Issue Date"). Any fraction shall be rounded up to the nearest yen. If the Exercise Price falls below the closing price on the Issue Date (in the event that there is no trading on that day, the closing price of the nearest preceding trading day shall be used), the latter shall be deemed to be the Exercise Price.

(5) Exercise Period

From June 28, 2005 through June 27, 2013

(6) Other Conditions for Exercise of Stock Acquisition Rights

Each stock acquisition right may not be partially exercised.

(7) Reasons and Conditions for Canceling Stock Acquisition Rights

The Company shall, at any time, be permitted to acquire and cancel stock acquisition rights without compensation.

(8) Limitations on Transfer of Stock Acquisition Rights

The approval of the Board of Directors is required to transfer stock acquisition rights.

(9) Adjustments to the Number of Shares Granted and Exercise Price

①In the event that the Company splits or consolidates its common stock, the Number of Shares Granted and Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.

②When, for unavoidable reasons, it is necessary to adjust the Number of Shares Granted and Exercise Price, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted and Exercise Price within reasonable limits.

③In the event that the Company issues new shares or disposes of its own shares at a price below the market price (excluding stock acquisition rights relating to treasury or warrant stock options or the exercise of stock acquisition rights in accordance with the former Commercial Code of Japan), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly-issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Note: In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that the Company disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock disposed".

3. Stock Acquisition Rights Agreement

The number of stock acquisition rights allotted to Eligible Persons, the Issue Date, conditions as to an Eligible Person losing his/her position or dying, and other conditions connected with the allotment of stock acquisition rights shall be stipulated in a stock acquisition rights agreement signed by the Company and Eligible Persons based on resolutions of the general meeting of shareholders and the Board of Directors.

6. To Grant Remuneration to Retiring Directors and a Corporate Auditor

Director Nobuyuki Masuda and Corporate Auditor Yoshihiro Ogura, whose terms expire at the close of this ordinary general meeting of shareholders, will retire their respective posts. At the same time, Directors Hironori Aihara, Naohisa Tonomura and Kanji Yamaguchi will resign.

Accordingly, the Board proposes granting retirement allowances, in accordance with the rules and standards stipulated by the Company, to these individuals in recognition of their contributions during their terms. The Board also proposes that the determination of the amount, timing and manner of granting of such payments be left to the discretion of the Board, in the case of the Directors, and the Corporate Auditors, in the case of the Corporate Auditor.

Brief biographies of the retiring and resigning Directors and retiring Corporate Auditor are as follows.

(Translation)

Name	*Job History*
Hironori Aihara	Apr. 1962 Joined MC Jun. 1992 Director, General Manager, Aerospace Division Jun. 1994 Managing Director, Information Systems & Services Apr. 1996 Managing Director, Information Systems & Services Apr. 1998 Executive Vice President, Director, Information Systems & Services Apr. 1999 Executive Vice President, Director, Group CEO, Information Systems & Services Mar. 2000 Executive Vice President, Director, President, Director, MIC Jun. 2001 Director, Senior Executive Vice President, President, Director, MIC Apr. 2003 Director, Senior Executive Vice President (Present Position)
Naohisa Tonomura	Apr. 1964 Joined MC Jun. 1994 Director, General Manager, Representative of Mitsubishi Corporation in Jakarta Jul. 1995 Director, Senior Assistant to Managing Director, Machinery Apr. 1996 Managing Director, Machinery Apr. 1998 Managing Director, Machinery Apr. 1999 Managing Director, Group CEO, Machinery Apr. 2000 Executive Vice President, Director, Group CEO, Machinery Jun. 2001 Director, Senior Executive Vice President, Group CEO, Machinery Group Mar. 2003 Director, President, Coca-Cola Central Japan, Co. Ltd. (Present Position)
Kanji Yamaguchi	Apr. 1962 Joined MC Jun. 1994 Director, General Manager, Foods (Fresh & Frozen) Division Apr. 1995 Director, Foods (Products) Division Apr. 1996 Director, Foods Apr. 1997 Director, Foods and General Merchandise Jun. 1997 Director, General Merchandise Apr. 1998 Managing Director, Living Essentials Apr. 1999 Managing Director, Group CEO, Living Essentials Apr. 2001 Executive Vice President, Director, Group CEO, Living Essentials Jun. 2001 Director, Senior Executive Vice President, Group CEO, Living Essentials Group Apr.2003 Director, Senior Executive Vice President, (Present Position)
Nobuyuki Masuda	Jun. 2001 Director, MC (Present Position) (Note) Nobuyuki Masuda became Chairman of Mitsubishi Heavy Industries, Ltd. in June 1999 after serving as President (Present Position)
Yoshihiro Ogura	Apr.1966 Joined MC Jun.2000 Corporate Auditor (Full-time) (Present Position)

(Translation)

(Attached document to the Notice of 2003 Ordinary General Meeting of Shareholders)

REPORT FOR FISCAL 2003

April 1, 2002 through March 31, 2003

Mitsubishi Corporation

Note: This Report is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the report is the sole official version.

(Translation)

Business Report (April 1, 2002 through March 31, 2003)

1. Review of Operations

During the fiscal year under review, the global economy was strong for much of the year due to growth of the U.S. economy. However, global economic expansion began to slow late in 2002.

The U.S. economy performed well during the first half of the fiscal year as robust consumer spending for automobiles and other products offset weakness in capital expenditures that was caused by excessive purchases of capital equipment in the past and declining corporate earnings. However, a worsening employment picture and growing tension over Iraq caused consumer sentiment to cool. Economic growth began to slow late in 2002 as a result, with this trend becoming more pronounced as the fiscal year drew to a close.

In the EU region, economic growth was minimal as exports slowed in tandem with the growth rate of the U.S. economy.

In Asia, rising exports to the U.S. and within Asia, the primary source of growth, coupled with consumer spending led to solid economic expansion.

In Japan, the economy expanded slowly in the fiscal year's first half as exports to the U.S. and Asia increased. However, the economy was unable to stage a broad-based recovery due to pressure from problem loans, deflationary forces and other internal problems. As the end of the fiscal year approached, the economic outlook became increasingly uncertain as the U.S. economy continued to slow and stock prices plummeted.

Under these circumstances, Mitsubishi Corporation stepped up efforts to manage the Group as a whole so as to flexibly respond to structural changes in businesses and create new business models. These efforts were directed at the overriding goal of raising earnings of the Mitsubishi Corporation Group.

Consolidated operating transactions rose ¥98.0 billion to ¥13,328.7 billion and gross profit increased ¥74.7 billion to ¥718.6 billion. Net income also improved, rising by ¥2.0 billion to ¥62.3 billion, even though large write-offs were booked recorded on marketable securities due to falling share prices.

Non-consolidated results were as follows:

Non-consolidated net sales decreased ¥230.8 billion, or 2.4%, to ¥9,332.1 billion. By commodity, chemicals, machinery and living essentials posted gains, but metals, the energy business, IT & electronics and other segments recorded declines. The decline in metals was due to the transfer of steel products operations to a subsidiary. By type of transaction, imports rose year on year due to increases in the energy business, living essentials and other areas. But exports, offshore and domestic transactions all fell mainly on account of decreases in IT & electronics, the energy business and metals, respectively.

Non-consolidated Net Sales (Years ended March 31, 2003 and 2002)

By Segments

	2003		2002		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
New Business Initiative	13,525	0.1	26,516	0.3	-12,991	-49.0
IT & Electronics Business	272,134	2.9	345,297	3.6	-73,163	-21.2
Energy Business	2,795,295	30.0	2,879,386	30.1	-84,091	-2.9
Metals	1,046,875	11.2	1,334,556	14.0	-287,681	-21.6
Machinery	1,704,984	18.3	1,624,234	17.0	80,749	5.0
Chemicals	1,024,673	11.0	922,325	9.6	102,348	11.1
Living Essentials and others	2,474,599	26.5	2,430,525	25.4	44,073	1.8
Total	9,332,087	100.0	9,562,842	100.0	-230,755	-2.4

(Figures less than ¥1 million are rounded down)

(Translation)

By Type of Transaction

	2003		2002		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Exports	1,544,206	16.6	1,585,275	16.6	-41,069	-2.6
Imports	3,235,630	34.7	3,182,702	33.3	52,927	1.7
Offshore	1,058,774	11.3	1,163,210	12.1	-104,436	-9.0
Domestic	3,493,475	37.4	3,631,653	38.0	-138,177	-3.8
Total	9,332,087	100.0	9,562,842	100.0	-230,755	-2.4

(Figures less than ¥1 million are rounded down)

Gross profit increased ¥4.3 billion to ¥187.3 billion due to strong performance in living essentials, chemicals and the energy business. However, the operating loss widened by ¥0.5 billion from the previous year to ¥13.2 billion due to higher selling, general and administrative expenses, primarily employee retirement-related expenses.

Ordinary income dropped ¥36.6 billion to ¥27.7 billion due to lower net non-operating income, which reflected factors such as lower dividend income and the effect of foreign currency exchange gains or losses.

In special gains and losses, Mitsubishi Corporation recorded special gains of ¥73.2 billion from sales of real estate holdings, gains on securities contributed to an employee retirement benefit trust and other items. However, this was offset by special losses amounting to ¥72.8 billion, which represented write-downs of marketable securities due to falling stock prices, and write-downs of investment securities and losses on sales of fixed assets that were recorded as Mitsubishi Corporation continued to improve the quality of its balance sheet. Consequently, net special gains were ¥0.4 billion, which represented a ¥90.3 billion improvement from the previous fiscal year when Mitsubishi Corporation recorded large special losses.

As a result of the above, Mitsubishi Corporation posted income before income taxes of ¥28.1 billion. After income taxes and deferred income taxes, Mitsubishi Corporation posted net income of ¥19.3 billion, a reversal of ¥30.3 billion from last year's net loss.

Issuance of Corporate Bonds

Mitsubishi Corporation issues bonds as necessary as a primary means of procuring funds. During fiscal 2003, Mitsubishi Corporation sold 8 issues of straight bonds totaling ¥101.0 billion in Japan. Furthermore, in June 2002, Mitsubishi Corporation issued yen-denominated convertible bonds with stock acquisition rights totaling ¥150.0 billion in England. These zero-interest rate convertible bonds are due in 2011 and the initial exercise price of the stock acquisition rights is ¥1,188.

Office Building Construction

In March 2003, construction was completed of the Shinagawa Mitsubishi Building at the Shinagawa Grand Commons, a new commercial district created by an urban re-development project. Construction of the office building, which has a total floor area of 158,000 ㎡ and cost approximately ¥50 billion, started following Mitsubishi Corporation's acquisition of land adjoining Shinagawa Station's east exit in Minato Ward, Tokyo, in March 1997. This building is referred to as an "intelligent building" equipped with the latest technologies. The lower floors are leased to Mitsubishi Motors Corporation, while Mitsubishi

Corporation's New Business Initiative, Metals, Machinery and Living Essentials groups occupy the upper levels, carrying out head office functions together with the Marunouchi Office in the Mitsubishi Shoji Building.

Mitsubishi Corporation plans to rebuild the Mitsubishi Shoji Building Annex in Marunouchi, Chiyoda Ward, Tokyo, which was left vacant by the relocation of certain business groups following the move to the Shinagawa Mitsubishi Building. The new building, which is slated for completion in 2006, will replace the Marunouchi Office as the new global headquarters of the Mitsubishi Corporation.

Regarding Litigation Concerning Graphite Electrode-Related Transactions

Of the eight civil lawsuits concerning graphite electrode related transactions filed in the U.S. and Canada by graphite electrode users, four have been settled as of this fiscal year, and as of April of 2003, an agreement for settlement has been reached concerning one more case on the condition that it is approved by the court. These lawsuits claimed compensation for damages on the grounds of Mitsubishi Corporation's alleged involvement in cartel activity carried out by graphite electrode manufacturers. Although Mitsubishi Corporation's assertion that it was not involved and is not responsible has not changed, after a comprehensive review of the advantages and disadvantages of continuing litigation, Mitsubishi Corporation determined that it would be best to reach a speedy resolution by means of settlement.

In addition, with regard to the shareholders derivative suit filed with the Tokyo District Court in January 2002 against Mitsubishi Corporation's present and former Board of Directors and Corporate Auditors, in 2003, the Supreme Court acknowledged Mitsubishi Corporation's motion to intervene on a supplemental basis. Mitsubishi Corporation intends to assert and prove through its supplemental involvement in this case that it had an appropriate compliance system in place.

Key Themes

The world economy is expected to remain sluggish due partly to the lackluster state of the U.S. economy. The Japanese economy also shows no signs of a wholesale recovery, with the problem loan issue, deflation and other downward pressures persisting.
Set against this economic backdrop, Japanese companies are stepping up efforts to fortify and improve operations by pushing ahead with organizational reforms and taking other actions as they battle fierce competition on a global scale. In the same vein, they are also trying to create new businesses by value added developing products and services and opening new markets.
Companies are also being required more than ever to properly address issues such as corporate ethics and governance (which have been brought into the public eye by accounting scandals in the U.S.), corporate governance, compliance, and other issues.
In this business environment, Mitsubishi Corporation has been working to improve its internal organization and raise earnings by implementing the following strategies based on its three-year plan, MC2003, which targets the creation of new value. In fiscal 2004, the final year of MC2003, Mitsubishi Corporation plans to redouble its efforts to achieve these goals.

1. Progress in Growth Strategies

The overall growth strategy in MC2003 consists of the following three pillars.

(Translation)

First is the Portfolio Management Strategy. This strategy calls for the company to aggressively reshape its portfolio of businesses with a view towards reallocating company resources and strengthening strategic business areas. Mitsubishi Corporation has positioned energy and natural resources; project development, such as Independent Power Producer (IPP) and infrastructure projects; and food distribution and other Supply Chain Management (SCM) businesses as strategic fields. Having been started two years ago, the Portfolio Management Strategy is making steady progress, yielding concrete benefits in each area of business.

In fiscal 2003, Mitsubishi Corporation leveraged its global network to increase transactions worldwide by increasing its presence in promising businesses. Two examples are participation in a company that will own and operate LNG carriers for the Brunei LNG project, and the establishment of an export and sales company for pickup trucks manufactured in Thailand. Among existing operations, Mitsubishi Corporation is altering its approach to businesses that have reached a growth limit. Illustrating this policy was the establishment of Metal One Corporation to integrate the steel products operations of Mitsubishi Corporation with those of Nissho Iwai Corporation. Mitsubishi Corporation is determined to restructure businesses to create new value.

The second strategy is a blueprint for creating new business models and expanding and opening up existing business domains that leverage Mitsubishi Corporation's so-called "FILM" functions (finance, IT, logistics and marketing). During the past fiscal year, Nippon Care Supply Co., Ltd. expanded activities in the healthcare sector (medical care and nursing care) and the real estate investment trust business (J-REIT) was expanded through Japan Retail Fund Investment Corporation, which listed its securities on the TSE in March 2002. Mitsubishi Corporation's J-REIT is a new business model that is made possible by adding financial expertise to the decades of experience in shopping center operations at Mitsubishi Corporation's Development and Construction Division.

Third is the R&D (+C) Strategy that aims to identify and incubate (R&D) and then commercialize (+C) new business models that draw on new technologies and other forms of intellectual property. Mitsubishi Corporation will continue to aggressively identify businesses that can become core sources of earnings in the future. Strategic fields are nanotechnology, energy and the environment, life sciences, and IT and communications. One focus is fullerenes and nanotubes, which are grabbing the spotlight as new materials created with nanotechnology. Mitsubishi Corporation affiliate Frontier Carbon Corporation has begun commercial production of fullerenes. And in the past fiscal year, Mitsubishi Corporation established a pilot company for the purpose of developing mass-production technology and applications for double-wall nanotubes, a material that may be used to produce next-generation field emission displays. In this manner, Mitsubishi Corporation is making inroads in high-potential business fields of the 21st century in many ways.

2. Enhancing the Management System

Under MC2003, Mitsubishi Corporation introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, Mitsubishi Corporation introduced a new internal performance indicator, Mitsubishi Corporation Value Added (MCVA), which measures whether businesses are able to cover the cost of capital associated with a given level of risk. BUs are classified into three types: Stretch, Build and Restructure.

- Stretch BUs aim to maintain and increase earnings by adding new functions.
- Build BUs aim to expand new business domains.
- Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas.

All BUs will be assigned a clearly defined mission and MCVA is used to evaluate their results. This system is the tool to implement the Portfolio Management Strategy.

By firmly establishing this management system throughout the company, Mitsubishi Corporation is now able to deploy resources in a bold and rapid manner to high-potential fields of business.

3. Reforming Executive Management

Under MC2003, Mitsubishi Corporation has been upgrading the process for managing businesses and strengthening corporate governance. For this, the executive officer system was introduced to clearly divide the roles and responsibilities of directors and executive officers. Additionally, The Governance Committee and the International Advisory Committee were established to incorporate the views of prominent individuals from outside Mitsubishi Corporation into the Company's management.

In fiscal 2003, steps were taken to strengthen internal auditing and compliance functions. Mitsubishi Corporation is upgrading internal auditing capabilities, submitting reports on audit plans and audit results periodically to directors, and reviewing the Company's policy regarding ODA (Japanese government-supported) projects.

Through the above actions, Mitsubishi Corporation is consistently improving its basic ability to generate earnings and upgrading its internal organization. At the same time, Mitsubishi Corporation will continue to work on shifting to the high-profit structure envisioned in MC2003 by concentrating on building a sounder operating base. Actions in this regard include reducing operating expenses on a consolidated basis, reducing the occurrence of bad debt through a rigorous risk management program, and reviewing Business Units in order to utilize Mitsubishi Corporation's resources more productively.

Mitsubishi Corporation's operating environment is undergoing rapid and dynamic changes. All Mitsubishi Corporation's executives and employees are determined to view changes as opportunities. Brand equity, human resources, business networks and other intangible assets will be fully utilized to continue developing a Mitsubishi Corporation that is attractive to shareholders and other stakeholders as an organization that creates value.

(Translation)

Operating Results and Financial Position

	2000	2001	2002	2003
Net Sales (millions of yen)	10,485,212	10,927,418	9,562,842	9,332,087
Net income or (-loss) (millions of yen)	-15,895	28,760	-11,011	19,322
Shareholders' equity (millions of yen)	584,595	753,598	701,813	664,160
Net income or (-loss) per share (yen)	-10.14	18.35	-7.03	12.30

(Figures less than ¥ 1 million are rounded down)

Notes:
1. The net loss in fiscal 2000 was primarily due to a special loss for an early retirement program. The net loss in fiscal 2002 resulted from a provision for doubtful receivables for the Company's loans to a subsidiary holding shares in Lawson, Inc.
2. The increase in total shareholders' equity in fiscal 2001 primarily reflects the inclusion of "net unrealized gain on other securities" of ¥152,780 million in this section of the balance sheet, representing a securities valuation adjustment in line with the adoption of a new accounting standard for financial instruments.

(Translation)

2. General Information About the Company (As of March 31, 2003)

Major Lines of Business

Mitsubishi Corporation is engaged in a wide variety of activities on a global scale. Mitsubishi Corporation markets a wide range of products, including information/telecommunications, energy resources, metals, machinery, chemicals and living essentials. Some of its basic functions – information technology, finance, logistics, and marketing – enhance the above activities and enable the Company to provide comprehensive solutions to customers. Mitsubishi Corporation also invests actively in energy, natural resources, project development and information technology areas.

Stock Data

Number of shares authorized for issuance	2,500,000,000 shares
Shares of common stock issued	1,567,175,508 shares
Capital	126,608,712,734 yen
Number of shareholders	57,334

(An increase of 2,391 shareholders compared with the end of the prior fiscal year)

Acquisition, Disposal and Holding of Treasury Stock (April 1, 2002 to March 31, 2003)

(1) Acquisition of shares
Common stock 750,872 shares
Total cost of acquisition 582,659,126yen

(2) Holdings at March 31, 2003
Common stock 834,275 shares

Notes:
1. The number of shares of common stock owned by the Company at March 31, 2002 was 83,403.
2. The above-mentioned shares acquired by the Company related to the purchase of fractional shares.
3. The Company did not dispose of any treasury stock during fiscal 2003.

Stock Options (Stock Acquisition Rights)

1. Stock Options (Stock Acquisition Rights)

(1) Stock Options Granted in Fiscal 2001 and Fiscal 2002

	FY2001	FY2002
Number of stock acquisition rights	313	1,091
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	313,000 shares of Mitsubishi Corporation's common stock	1,091,000 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011

Notes:
1. Stock subscription rights, as defined in Article 280, Paragraph 19, of the former Commercial Code of Japan, were abolished, and stock acquisition rights (*Shinkabu-Yoyaku-Ken*) were established by the "Partial Revision to the Commercial Code" (Law No. 128 of 2001). The name of the Subscription rights have been changed in compliance with the Code.
2. The Exercise Price may be adjusted in accordance with terms specified at the time of issue.

(Translation)

(2) Stock Acquisition Rights Issued as Stock Options in Fiscal 2003

①Name of Allottee, Position and No. of Stock Acquisition Rights

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Chairman of the Board	Minoru Makihara	70	Senior Vice President	Nobuyasu Kamei	15
* President, CEO	Mikio Sasaki	70	Senior Vice President	Shunichi Imamiya	15
* Senior Executive Vice President	Hironori Aihara	35	Senior Vice President	Nobuo Ikeuchi	15
* Senior Executive Vice President	Koji Furukawa	35	Senior Vice President	Yoshikuni Kanai	15
* Senior Executive Vice President	Naohisa Tonomura	35	Senior Vice President	Shunichi Nagai	15
* Senior Executive Vice President	Yorihiko Kojima	35	Senior Vice President	Tatsuo Sato	15
* Senior Executive Vice President	Kanji Yamaguchi	35	Senior Vice President	Kazui Kondo	15
* Senior Executive Vice President	Masayuki Takashima	35	Senior Vice President	Hiroshi Tanaka	15
* Senior Executive Vice President	Yukio Masuda	35	Senior Vice President	Hajime Katsumura	15
Executive Vice President	Norio Okada	28	Senior Vice President	Hiroshi Mino	15
* Executive Vice President	Susumu Kani	28	Senior Vice President	Masatoshi Nishizawa	15
* Executive Vice President	Takeshi Hashimoto	28	Senior Vice President	Tsunao Kijima	15
* Executive Vice President	Takeru Ishibashi	28	Senior Vice President	Mamoru Horio	15
* Executive Vice President	Shunichi Inai	28	Senior Vice President	Junta Fujikawa	15
Executive Vice President	Masahiro Abe	28	Senior Vice President	Yoshiaki Katayama	15
Executive Vice President	Motoatsu Sakurai	28	Senior Vice President	Hideshi Takeuchi	15
Executive Vice President	Yukio Ueno	28	Senior Vice President	Mutsumi Kotsuka	15
* Executive Vice President	Hidetoshi Kamezaki	28	Senior Vice President	Kanjiro Uehara	8
Executive Vice President	Takeshi Inoue	28	Senior Vice President	Koichiro Kimura	8
Senior Vice President	Toshihiko Iriyama	15	Senior Vice President	Katsutoshi Sugiyama	8
Senior Vice President	Yasuhiro Sayama	15	Senior Vice President	Tadashi Hibi	8
Senior Vice President	Masao Miyamoto	15	Senior Vice President	Tomoo Yamada	8
Senior Vice President	Katsutoshi Takeda	15	Senior Vice President	Mitsuhiko Kato	8
Senior Vice President	Masaki Miyaji	15	Senior Vice President	Goro Shintani	8
Senior Vice President	Ichiro Mizuno	15	Senior Vice President	Minetsugu Takeda	8
Senior Vice President	Yutaka Kasahara	15	Senior Vice President	Teruhisa Arai	8
Senior Vice President	Kazuo Tatsumiya	15	Senior Vice President	Teiji Ichikawa	8
Senior Vice President	Haruo Matsumoto	15	Senior Vice President	Susumu Indo	8
Senior Vice President	Moriji Kanada	15	Senior Vice President	Akira Kudo	8
Senior Vice President	Hisanori Yoshimura	15	Senior Vice President	Kenjiro Itadani	8
Senior Vice President	Yoshihisa Morozumi	15			

Notes: 1. Position denotes the position held by the allottee on the Issue Date.

2. * denotes concurrent post as a director of the company.

(Translation)

② Details of Issue

Issue Date	August 15, 2002
Number of stock acquisition rights	1,204 The number of shares to be issued per stock acquisition right (hereinafter "Number of Shares Granted") shall be 1,000.
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	1,204,000 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥809
Exercise period	June 28, 2004 through June 27, 2012
Other conditions for exercise of stock acquisition rights	Stock acquisition rights may not be partially exercised
Reasons and conditions for canceling stock acquisition rights	Mitsubishi Corporation shall, at any time, be permitted to acquire, without compensation, and cancel stock acquisition rights.
Other terms	The issue price shall be in gratis

Notes: Adjustments to the Number of Shares Granted and Exercise Price

1. In the event that Mitsubishi Corporation splits or consolidates its common stock, the Number of Shares Granted and the Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.
2. When for unavoidable reasons it is necessary to adjust the Number of Shares Granted or the Exercise Price, such as in the event that Mitsubishi Corporation reduces its capital, merges or is split up, Mitsubishi Corporation reserves the right to adjust the Number of Shares Granted and the Exercise Price within reasonable limits.
3. In the event that Mitsubishi Corporation issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that Mitsubishi Corporation redeems, retires or disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock retired."

2. Stock Acquisition Rights of Bonds with Acquisition Rights

Yen-Denominated Zero Interest Convertible Bonds with Acquisition Rights Due 2011 Issued in Fiscal 2003

Issue date	June 17, 2002
Number of stock acquisition rights	30,000
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	126,262,626 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Conversion price)	¥1,188
Exercise period	July 1, 2002 through June 3, 2011

Notes:

1. In the event that Mitsubishi Corporation issues or redeems, retires or disposes of its common stock at an Issue Price or disposal price below the market price of Mitsubishi Corporation's common stock after the issue of bonds with stock acquisition rights, the conversion price shall be adjusted in accordance with the following formula.

(Translation)

In the following formula, "No. of shares already issued" shall be defined as the total number of shares of common stock issued and outstanding (provided, however, that shares held in treasury related to common stock shall be excluded).

$$\text{Adjusted conversion price} = \text{Pre-adjustment conversion price} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of newly issued and redeemed, retired or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price}}}{\text{No. of shares already issued} + \text{No. of newly issued and redeemed, retired or disposed shares}}$$

Moreover, the conversion price shall be appropriately adjusted in the event that Mitsubishi Corporation splits or consolidates its common stock; issues acquisition rights (including bonds with acquisition rights) that can be exchanged for Mitsubishi Corporation's common stock at a price below the market price; or for any other specified reason.

2. In the event that all bonds are redeemed, the exercise period for the acquisition rights shall be the bank business day before the redemption date.

(Translation)

Principal Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in principal shareholders	
	Thousands of shares	%	Thousands of shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	146,893	9.42	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	127,483	8.18	-	-
The Tokio Marine and Fire Insurance Company, Limited	93,168	5.98	-	-
Meiji Life Insurance Company	80,552	5.17	-	-
Mitsubishi Heavy Industries, Ltd.	48,920	3.14	26,615	0.79
The Mitsubishi Trust and Banking Corporation	47,859	3.07	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	43,844	2.81	-	-
Nippon Life Insurance Company	30,758	1.97	-	-
UFJ Trust Bank, Limited (Trust Account-A)	27,189	1.74	-	-
State Street Bank and Trust Company	23,606	1.51	-	-

(Figures less than 1,000 shares are rounded down)

Notes:

1. While Mitsubishi Corporation does not hold an equity interest in The Tokio Marine and Fire Insurance Company, Limited ("The Tokio Marine"), it does own 14,443 shares (0.79%) of the common stock of Millea Holdings, Inc., the parent company of The Tokio Marine. Furthermore, Mitsubishi Corporation has voting rights of 21,664 shares (1.18%) of the common stock of Millea Holdings, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
2. Regarding the Company's equity interest in Mitsubishi Heavy Industries, Ltd., in addition to the above investment, Mitsubishi Corporation has voting rights of 26,615,000 shares (0.79%) of the common stock of Mitsubishi Heavy Industries, Ltd. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
3. While Mitsubishi Corporation does not hold equity interests in The Mitsubishi Trust and Banking Corporation or The Bank of Tokyo-Mitsubishi, Ltd., it does own 18,286 shares (0.29%) of the common stock of Mitsubishi Tokyo Financial Group, Inc., the parent company of both banks. Furthermore, Mitsubishi Corporation has voting rights of 16,702 shares (0.27%) of the common stock of Mitsubishi Tokyo Financial Group, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."

(Translation)

Major Lenders

Name of Lender	Loans payable	Ownership of shares of the Company by the lender	
	Millions of yen	Thousands of shares	%
Japan Bank for International Cooperation	191,641	-	-
Meiji Life Insurance Company	177,395	80,552	5.17
Nippon Life Insurance Company	130,000	30,758	1.97
Sumitomo Life Insurance Company	120,166	3,171	0.20
The Yasuda Mutual Life Insurance Company	93,000	-	-
The Dai-Ichi Mutual Life Insurance Company	90,000	10,000	0.64
The Taiyo Mutual Life Insurance Company	63,616	10,276	0.66
Mizuho Corporate Bank, Ltd	51,927	-	-
National Mutual Insurance Federation of Agricultural Cooperatives	49,297	4,286	0.27
Shizuoka Bank	37,711	6,301	0.40

(Figures less than ¥1 million and 1,000 shares are rounded down)

Office Network

Domestic Office Network

26 offices branches, including Head Office(Tokyo) , Hokkaido (Sapporo) , Tohoku (Sendai) , Nagoya, Kansai (Osaka) ,Chugoku (Hiroshima) , Kyushu (Fukuoka) branches

Overseas Office Network

106 offices, including Mitsubishi Corporation European Headquarters (London), Johannesburg Branch, Kuala Lumpur Branch, Singapore Branch, Manila Branch, Moscow Office, Riyadh Branch, Beijing Office, Shanghai Office, New Delhi Liaison Office, Jakarta Representative Office

Note: In addition to the above, Mitsubishi Corporation has 38 main regional subsidiaries around the world, including Mitsubishi International Corporation, with branches and offices in 75 locations overseas.

Status of Work Force

Number of Employees 6,307 (A decrease of 321 employees compared with the end of the prior fiscal year)

Note: In addition to the above, the number of advisors and contract employees was 251, and the number of the staff locally hired by overseas branches and offices and by subsidiaries was 1,212 and 1,908, respectively.

Average Age 41 years, 7 months

Average Years of Service 18 years, 6 months

(Translation)

Status of Major Subsidiaries and Affiliated Companies

(1) Major Subsidiaries and Affiliated Companies

Name of company	Capital	Ownership percentage	Main business
Mitsubishi International Corporation	Thousand US$428,557	% 100	Trading
Mitsubishi Corporation International N.V.	Thousand EURO 171,816	100	Holding company of European subsidiaries
Mitsubishi Corporation (Hong Kong) Ltd.	Thousand HK$286,000	100	Trading
Mitsubishi Corporation Finance PLC (U.K.)	Thousand US$90,000	100	Financial investment company
JAPAN AUSTRALIA LNG (MIMI) PTY., LTD.	Thousand AUS$369,050	50.00	Development and sales of natural resources (LNG, LPG, condensate and crude oil)
MITSUBISHI DEVELOPMENT PTY., LTD.	Thousand AUS$450,586	100	Mining
Metal One Corporation	Million ¥100,000	60.00	Trading of steel products
Ryoshoku Ltd.	Million ¥10,630	50.03	Wholesaling of processed food products
Lawson, Inc.	Million ¥58,507	30.10	Franchise operation of convenience stores

(2) Details of Company Formation

Metal One Corporation was formed in January 2003 from the integration of the steel products operations of Mitsubishi Corporation and Nissho Iwai Corporation.

(3) Summary of Consolidated Data

	2000	2001	2002	2003
Operating transactions (millions of yen)	13,112,801	13,995,298	13,230,675	13,328,721
Net income (millions of yen)	26,023	92,105	60,225	62,265
Number of consolidated subsidiaries	481	510	574	365
Number of equity -method affiliates	172	184	206	162

Notes:

1. Consolidated net income in the above table was calculated based on US GAAP. In consideration of convenience for investors in Japan and in accordance with accounting practices in Japan, consolidated operating transactions are presented herein and represent the total of the contract value of all transactions in which Mitsubishi Corporation or its consolidated subsidiaries act as principal or agent.
2. Effective from fiscal 2003, affiliated companies that are consolidated by consolidated subsidiaries have been excluded from the number of companies in the table above. As of March 31, 2003, this change affected 296 consolidated subsidiaries and 60 equity-method affiliates.

(Translation)

Directors and Corporate Auditors

Name	Present Position
Minoru Makihara	*Chairman of the Board
Mikio Sasaki	*President, CEO
Hironori Aihara	Director
Koji Furukawa	*Director
Naohisa Tonomura	Director
Yorihiko Kojima	*Director
Kanji Yamaguchi	*Director
Masayuki Takashima	*Director
Yukio Masuda	*Director
Susumu Kani	*Director
Takeshi Hashimoto	*Director
Takeru Ishibashi	*Director
Shunichi Inai	*Director
Hidetoshi Kamezaki	*Director
Nobuyuki Masuda	**Director (Chairman, Mitsubishi Heavy Industries, Ltd.)
Ichiro Taniguchi	**Director (Chairman, Mitsubishi Electric Corporation)
Tatsuo Arima	**Director (Representative of the Government of Japan, Councilor for the Ministry of Foreign Affairs and Professor, Department of Politics, Waseda University)
Yuzo Shinkai	Senior Corporate Auditor (full time)
Tsuneo Wakai	***Corporate Auditor (Counselor, The Bank of Tokyo-Mitsubishi, Ltd.)
Kokei Higuchi	***Corporate Auditor (Chairman, The Tokio Marine and Fire Insurance Company, Limited)
Yoshihiro Ogura	Corporate Auditor (full time)
Manabu Ueno	Corporate Auditor (full time)

Notes:

1. [*] indicates a Representative Director.
2. [**] indicates the fulfillment of the conditions for Outside Directors as provided for in Item 7-2, Paragraph 1, Article 188 of the Japanese Commercial Code.
3. [***] indicates the fulfillment of the conditions for outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)
4. Retirements (As of June 27, 2002)

Takeshi Sakurai	Director
Yoshiaki Ishii	Director
James E. Brumm	Director

(Translation)

Executive Officers

Name	Present Position
Mikio Sasaki*	President, CEO
Hironori Aihara*	Senior Executive Vice President (President, Mitsubishi International Corporation)
Koji Furukawa*	Senior Executive Vice President (Chief Financial Officer, Chief Compliance Officer)
Yorihiko Kojima*	Senior Executive Vice President (Group CEO, New Business Initiative Group, Chief Information Officer)
Kanji Yamaguchi*	Senior Executive Vice President (Group CEO, Living Essentials Group)
Masayuki Takashima*	Senior Executive Vice President (Group CEO, Metals Group)
Yukio Masuda*	Senior Executive Vice President (Group CEO, Energy Business Group)
Susumu Kani*	Executive Vice President (General Manager, Kansai (Osaka) Branch)
Takeshi Hashimoto*	Executive Vice President (Group CEO, IT & Electronics Business Group)
Takeru Ishibashi*	Executive Vice President (Group CEO, Chemicals Group)
Shunichi Inai*	Executive Vice President (General Manager, Nagoya Branch)
Masahiro Abe	Executive Vice President (Group CEO, Machinery Group)
Motoatsu Sakurai	Executive Vice President (Executive Vice President, Mitsubishi International Corporation)
Yukio Ueno	Executive Vice President (General Manager, Corporate Planning Department)
Hidetoshi Kamezaki*	Executive Vice President (Chief Regional Officer)
Takeshi Inoue	Executive Vice President (Division COO, Foods Products Division, Living Essentials Group)
Toshihiko Iriyama	Senior Vice President (General Manager, Internal Audit Department)
Yasuhiro Sayama	Senior Vice President (General Manager, Kyushu (Fukuoka) Branch)
Masao Miyamoto	Senior Vice President (Division COO, Motor Vehicle Division, Machinery Group)
Katsutoshi Takeda	Senior Vice President (Resident Managing Director, China, President, Mitsubishi Corporation (China) Investment Co., Ltd.)
Masaki Miyaji	Senior Vice President (General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V.)
Ichiro Mizuno	Senior Vice President (Group CFO, New Business Initiative Group)
Yutaka Kasahara	Senior Vice President (General Manager, Representative of Mitsubishi Corporation in Jakarta)
Kazuo Tatsumiya	Senior Vice President (Senior Assistant to Group CEO, New Business Initiative Group)
Haruo Matsumoto	Senior Vice President (Division COO, Environment & Project Development Division, Machinery Group)
Hisanori Yoshimura	Senior Vice President (Division COO, Natural Gas Business Division, Energy Business Group)
Yoshihisa Morozumi	Senior Vice President (Division COO, Power & Electrical Systems Division, Machinery Group)
Nobuyasu Kamei	Senior Vice President (President, Mitsubishi International G.m.b.H)
Shunichi Imamiya	Senior Vice President (Division COO, Non-Ferrous Metals Division, Metals Group)
Nobuo Ikeuchi	Senior Vice President (Division COO, Plant Project Division, Machinery Group)
Yoshikuni Kanai	Senior Vice President

(Translation)

	(Division COO, Petroleum Business Division, Energy Business Group)
Shunichi Nagai	Senior Vice President (General Manager, Hokkaido(Sapporo) Branch)
Tatsuo Sato	Senior Vice President (Division COO, Telecommunication & Broadcasting Division, IT & Electronics Business Group)
Kazui Kondo	Senior Vice President (Division COO, Foods Commodity Division, Living Essentials Group)
Hiroshi Tanaka	Senior Vice President (Division COO, Textiles Division, Living Essentials Group)
Hajime Katsumura	Senior Vice President (President, Mitsubishi Corporation (Taiwan) Ltd.)
Hiroshi Mino	Senior Vice President (Division COO, Consumer Business Division, New Business Initiative Group)
Masatoshi Nishizawa	Senior Vice President (General Manager, HR & Administration Department)
Tsunao Kijima	Senior Vice President (Foods (Products) Division, Living Essentials Group)
Mamoru Horio	Senior Vice President (Group Human Resources Officer, Living Essentials Group)
Junta Fujikawa	Senior Vice President (Division COO, Aerospace Division, IT & Electronics Business Group)
Yoshiaki Katayama	Senior Vice President (General Manager, Machinery Group CEO Office)
Hideshi Takeuchi	Senior Vice President (Treasurer)
Mutsumi Kotsuka	Senior Vice President (General Manager, Metals Group CEO Office)

Notes:

1. [*] indicates executive officers who serve concurrently as directors.
2. Naohisa Tonomura retired as Senior Executive Vice President as of March 27, 2003 to become representative director and president of Coca-Cola Central Japan Co., Ltd.

(Translation)

Non-Consolidated Balance Sheets

Item	Amount	
	As of March 31, 2003	As of March 31, 2002 (Reference)
ASSETS		
	(Millions of Yen)	(Millions of Yen)
Total current assets	**2,172,464**	**2,658,355**
Cash and time deposits	115,403	169,460
Trade notes receivable	161,246	262,841
Trade accounts receivable	1,119,142	1,426,432
Short-term investments	17,481	64,777
Inventories	161,774	183,949
Real estate for sale	53,496	54,475
Advance payments to suppliers	197,962	178,271
Accounts receivable-miscellaneous	84,737	100,313
Short-term loans	144,462	100,096
Deferred tax assets-current	39,144	37,758
Other current assets	119,538	115,459
Allowance for doubtful receivables	(41,926)	(35,480)
Total fixed assets	**2,439,992**	**2,477,212**
Net property and equipment	**215,073**	**174,836**
Equipment leased to others	885	1,937
Buildings and structures	41,542	61,789
Land	132,213	74,139
Construction in progress	35,552	31,554
Other property and equipment	4,879	5,416
Intangible assets	**11,031**	**60,475**
Software and others	11,031	60,475
Total investments	**2,213,887**	**2,241,899**
Investment securities	903,693	1,016,223
Capital stock of subsidiaries	680,828	582,153
Investments other than securities	54,644	46,654
Investments in subsidiaries other than capital stock	37,711	33,884
Long-term loans receivable	471,072	534,255
Non-current trade receivables	125,546	108,556
Long-term prepaid expenses	42,388	33,201
Deferred tax assets-non-current	5,889	-
Other investments	39,018	39,705
Allowance for doubtful receivables	(146,906)	(152,735)
TOTAL ASSETS	**4,612,456**	**5,135,567**

Item	Amount	
	As of March 31, 2003	As of March 31, 2002 (Reference)
LIABILITIES		
	(Millions of Yen)	(Millions of Yen)
Total current liabilities	**1,888,646**	**2,433,782**
Trade notes payable	103,967	174,929
Trade accounts payable	854,711	1,038,909
Short-term borrowings	229,221	201,839
Commercial paper	218,154	479,168
Current maturities of bonds	30,000	70,000
Accounts payable-miscellaneous	98,585	106,940
Income taxes payable	3,590	-
Accrued expenses	34,825	64,304
Advances from customers	176,363	150,565
Deposit liabilities	42,007	47,748
Other current liabilities	97,218	99,375
Long-term liabilities	**2,059,649**	**1,999,971**
Long-term borrowings	1,191,153	1,338,677
Bonds	836,265	639,987
Accrued pension and severance liabilities	28,553	-
Provision for special repairs	493	612
Long-term deferred tax liabilities	-	18,475
Other long-term liabilities	3,184	2,218
TOTAL LIABILITIES	3,948,295	4,433,753
SHAREHOLDERS' EQUITY		
Capital stock	**126,608**	**126,608**
Common stock	126,608	126,608
Capital surplus	**136,325**	**136,325**
Additional paid in capital	136,325	136,325
Retained earnings	**320,981**	**314,195**
Retained earnings appropriated for legal reserve	31,652	31,652
Reserve for deferred gain on sales of property	7,001	7,439
Reserve for overseas investment losses	15,449	15,885
General reserve	247,460	270,160
Unappropriated retained earnings(accumulated deficit)	19,417	(10,942)
Net unrealized gain on other securities	**80,902**	**124,758**
Treasury stock	**(656)**	**(74)**
TOTAL SHAREHOLDERS' EQUITY	**664,160**	**701,813**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,612,456**	**5,135,567**

(Figures less than one million yen are rounded down)

Note :
Some items and amounts as of March 31, 2002, which are shown for reference, have been reclassified and restated for the purpose of comparison with items and amounts as of March 31, 2003. This follows changes in accounting policies and presentation in fiscal 2003 as well as the early adoption of regulations in the revised Commercial Code of Japan. Restated items and amounts as of March 31, 2002 are unaudited.

(Translation)

Non-Consolidated Statements of Operations

Item	Amount			
	Fiscal 2003 (Year Ended March 31, 2003)		Fiscal 2002 (Reference) (Year Ended March 31, 2002)	
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
ORDINARY INCOME				
Operating income				
Net sales		9,332,087		9,562,842
Cost of sales		9,144,750		9,379,845
Gross profit		187,336		182,997
Selling, general and administrative expenses		200,499		195,612
Operating loss		**13,162**		**12,614**
Non-operating income				
Non-operating income		80,843		111,651
Interest income	15,181		23,181	
Dividends	54,509		70,098	
Other income	11,151		18,370	
Non-operating expenses		39,964		34,726
Interest expense	11,797		17,525	
Other expenses	28,167		17,200	
Ordinary income		**27,715**		**64,310**
SPECIAL GAIN & LOSS				
Special gain		**73,170**		**41,242**
Gain on sales of investment securities	18,224		11,297	
Gain on sales of fixed assets	34,777		3,711	
Gain on securities contributed to employee retirement benefit trust	20,168		26,234	
Special loss		**72,815**		**131,229**
Loss on sales of investment securities	3,090		4,353	
Loss on sales of fixed assets	18,973		16,724	
Write-down of investment securities	39,457		34,501	
Provision for doubtful receivables from affiliates	11,294		62,288	
Litigation charge related to graphite electrodes trading	—		13,362	
Income (loss) before income taxes		**28,070**		**(25,676)**
Provision for corporate, enterprise and inhabitants taxes		5,423		1,600
Deferred income taxes		3,325		(16,265)
Net income (loss) for the period		**19,322**		**(11,011)**
Unappropriated retained earnings brought forward		6,363		6,337
Interim dividends		6,267		6,268
Unappropriated retained earnings (accumulated deficit)		**19,417**		**(10,942)**

(Figures less than one million yen are rounded down)

Note:
Some items and amounts as of March 31, 2002, which are shown for reference, have been reclassified and restated for the purpose of comparison with items and amounts as of March 31, 2003. This follows changes in accounting policies and presentation in fiscal 2003 as well as the early adoption of regulations in the revised Commercial Code of Japan. Restated items and amounts as of March 31, 2002 are unaudited.

Notes: Significant accounting policies, etc. (For the year ended March 31, 2003)

1. Inventories are stated at the lower of cost or market using the moving average method or specific identification method.
2. Securities are valued as follows:
   Trading securities — Accounted for at market value (The cost of securities sold is determined based on the moving-average method)
   Held-to-maturity securities — Accounted for at amortized cost.
   Securities issued by subsidiaries and affiliates — Accounted for at cost (The cost of securities sold is determined based on the moving-average method)
   Other securities
   Marketable securities: — Accounted for at fair value as determined by the market value at the end of the fiscal year. (Net unrealized gain or loss is recorded in shareholders' equity. Cost is determined based on the moving-average method.)
   Non-marketable securities: — Accounted for at cost, cost being determined based on the moving-average method.
3. The Company uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and commodity prices. In general, the Company recognizes derivative financial instruments at fair value. For those derivatives that qualify for hedge accounting, gains or losses on derivatives are deferred until maturity of the hedged transactions.
4. Depreciation of property and equipment is computed under the declining-balance method.
   However, effective from April 1, 1998, newly acquired buildings (excluding fixtures) are depreciated under the straight-line method.
   Intangible fixed assets are amortized under the straight-line method. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.
5. The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Company's past credit loss experience and evaluation of potential losses in the receivable outstanding.
6. Accrued pension and severance liabilities are accounted for based on projected benefit obligations and plan assets at the balance sheet date. Unrecognized net actuarial loss is amortized under the straight-line method over the average remaining service period for the employees in service, from the following fiscal year. Furthermore, prior service costs are amortized using the straight-line method over the average remaining service period for employees.
7. All finance leases are accounted for as operating leases, except for those which, under the terms of the lease, the ownership of the leased property is transferred to the lessee.
8. Consumption tax and similar local tax are excluded from income and expenses.

(Change in Accounting Policy)

Accounting Standard for Treasury Stock and Reversal of Legal Reserves

The Company adopted Financial Accounting Standard No. 1, "Accounting Standard for Treasury Stock and Reduction of Legal Reserves," effective from April 1, 2002. The adoption of this standard did not have a material effect on earnings for fiscal 2003.

(Change in Presentation)

"Long-term advances to joint ventures" (amounting to ¥38,251 million as of March 31, 2003), which was shown as a separate item in the balance sheet as of March 31, 2002, was included in "Long-term loans receivable" as of March 31, 2003. Furthermore, long-term advances to joint ventures due within one year (amounting to ¥7,123 million as of March 31, 2003), which were included in "Other current assets" as of March 31, 2002, have similarly been included in "Short-term loans" as of March 31, 2003.

"Gain on sales of investment securities" (amounting to ¥586 million in the year ended March 31, 2003), which was shown separately in the statement of operations for the year ended March 31, 2002, has been included in "Other income" for the year ended March 31, 2003.

(Additional Information)

Retirement Benefit Accounting

The Company has instituted an early retirement program that provides additional benefit payments for employees aged 50 and older with more than 15 years of service who elect early retirement before the mandatory retirement age of 60. Effective from fiscal 2003, pension liabilities under this program are shown on the balance sheet as "Accrued pension and severance liabilities." Previously, they were shown as "Accrued expenses."

This change was made to more clearly present the total amount of liabilities for retirement benefits, given the large sums involved from an expected increase in the number of applicants for this program, following the end on April 1, 2003 of interim measures for overseas-based employees and employees, who have been in Japan for less than one year since returning from overseas, with respect to additional benefit payments, which are paid in addition to normal retirement benefits.

In accordance with this change, the total amount of annuities related to the early retirement program will now be recognized using the discounted present value and written off over the service period. This change had the effect of decreasing the operating loss by ¥963 million and increasing ordinary income and income before income taxes by the same amount, compared with the previous accounting treatment. The amount of accrued expenses concerned included in "Other current liabilities" at the beginning of the fiscal year was ¥29,164 million.

Notes to Non-consolidated Balance Sheet (As of March 31, 2003)

1. The financial statements were prepared based on revised enforcement regulations concerning the Commercial Code of Japan that took effect on April 1, 2003.
2. Due from subsidiaries :Short-term....¥330,891 million
   :Long-term....¥349,656 million
   Due to subsidiaries :Short-term....¥100,981 million
3. Accumulated depreciation for tangible fixed assets....¥92,286 million
4. In addition to fixed assets shown on the balance sheet, the Company uses leased office equipment, including personal computers, extensively.
5. Assets pledged as collateral ¥106,711 million
6. Guarantees ¥1,016,890 million
   Trade notes discounted and endorsed ¥56,891 million
7. Litigation
   The Company has been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc.("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes.
   Four of the lawsuits brought by graphite electrode users have been resolved between the parties, one reached a settlement, which is subject to the approvals of the court, and three others remain active.
   The lawsuits brought by graphite electrode users, that remain active do not specify the amount of damage that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest.
   It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

8. Under Article 124, Sub-paragraph 3 of the revised Commercial Code of Japan, the application of fair value accounting resulted in an increase in net assets of ¥79,972 million.
9. "Provision for special repairs" represents a provision prescribed by Article 43 of the revised enforcement regulations concerning Commercial Code of Japan.
10. Retirement Benefit Related

(1) Outline of the Retirement Benefit Plans

The Company has contributory and non-contributory defined benefit pension plans. The Company also has an early retirement pension program for employees. Please refer to "Retirement Benefit Accounting" for additional information concerning this program.

Moreover, the Company has established a retirement benefit trust.

(2) Matters Concerning Retirement Benefit Obligations

Projected benefit obligations	(¥457,561 million)
Plan assets	¥268,349 million
Unfunded projected benefit obligations	(¥189,211 million)
Unrecognized net actuarial loss	¥233,616 million
Unrecognized prior service cost	¥691 million
Amount recognized on the balance sheet	¥45,096 million
Prepaid pension cost (Note 2)	¥73,649 million
Accrued pension and severance liabilities	(¥28,553 million)

Notes:

1. Includes the substituted portion of the contributory pension plan and early retirement pension program for employees.
2. At March 31, 2003, the fair value of plan assets exceeds projected benefit obligations less unrecognized net actuarial loss and unrecognized prior service cost. The excess contribution expected to be charged to income within one year of ¥33,526 million is included in "Other current assets" and the remaining ¥40,123 million relating to accounting periods beyond one year, is included in "Long-term prepaid expenses."

(3) Matters Concerning Retirement Benefit Expenses

Service cost (Note 1)	¥6,646 million
Interest cost	¥10,468 million
Expected return on plan assets	(¥6,196 million)
Recognized net actuarial loss	¥8,938 million
Amortization of prior service cost	(¥41 million)
Early retirement program pension expenses (Note 2)	¥4,933 million

(Translation)

Net periodic pension cost	¥24,749 million

Notes:
1. Excludes employee contributions to contributory pension plan.
2. In addition to pension expense, the Company recorded extra retirement expenses of ¥7,496 million under selling, general and administrative expenses for the year ended March 31, 2003.

(4) Matters Concerning the Basis for Calculating Projected Retirement Benefit Obligations

Method of allocating expected retirement benefit obligations to service periods

The contributory pension fund (basic portion) is allocated on a straight-line basis, while the additional portion applies the benefit/year-of-service method. The non-contributory pension fund applies the straight-line basis.

Discount rate

The discount rate assumed for the contributory pension plan is 2.0%. The discount rate assumed for the non-contributory pension plan is 1.0%. The discount rate assumed for the early retirement pension program is 0.9%.

Expected rate of return on plan assets

3.0%

Years over which net actuarial losses are amortized

Amortized under the straight-line method over the average remaining service period for employees, from the following fiscal year.

Years over which prior service cost is amortized

Amortized under the straight-line method over the average remaining service period for the employees.

11. Tax-Effect Related

(1) Breakdown of the significant components of deferred tax assets and liabilities.

Deferred tax assets	
Allowance for doubtful receivables	¥62,973 million
Accrued expenses	¥5,301 million
Write-down of investment securities	¥41,019 million
Retirement benefit-related expenses	¥2,000 million
Impairment loss on property and equipment	¥9,174 million
Other	¥18,872 million
Subtotal	¥139,339 million
Less valuation allowance	(¥18,518 million)
Total deferred tax assets	¥120,821 million
Deferred tax liabilities	
Reserve for overseas investment losses	(¥7,461 million)
Deferred gain on sales of property	(¥9,878 million)
Net unrealized gain on other securities	(¥56,338 million)
Other	(¥2,111 million)
Subtotal	(¥75,788 million)
Net deferred tax assts	¥45,033 million
Current assets	¥39,144 million
Fixed assets	¥5,889 million

(2) Reconciliation of the combined statutory tax rate and the effective income tax rate after the application of tax-effect accounting (Effective income tax rate)

Combined statutory tax rate	42.0%
(Adjustments)	
Expenses not deductible for income tax purposes	6.9%
Dividends	(15.7%)
Tax benefits on foreign tax credit	(2.9%)
Adjustment of deferred tax assets at year-end due to change in tax rate	5.4%
Others	(4.5%)
Effective income tax rate	31.2%

(3) Details and effect of revised amounts for deferred income taxes and liabilities due to change in tax rate

On March 31, 2003, a partial amendment to the Local Tax Law was announced. The revised law will be applied from April 1, 2004.

As a result of this revision, the effective income tax rate used for calculating deferred tax assets and deferred tax liabilities in the period will be lowered from 42% at present to 41%. Deferred tax assets after subtracting deferred tax liabilities at period-end decreased ¥144 million and deferred income tax expenses in the period increased ¥1,518 million as a result.

Notes to Non-consolidated Statement of Income (For the year ended on March 31, 2003)

1. Transactions with subsidiaries

Sales............	¥1,225,603 million
Purchases......	¥916,124 million
Other..........	¥25,425 million

2. Net income per share	¥12.30
Diluted net income per share	¥11.56

(Translation)

Proposed Appropriations of Retained Earnings

(Yen)

Description	Amount
Unappropriated retained earnings	**19,417,857,671**
Reversal of reserve for overseas investment losses	**1,861,268,000**
Reversal of deferred gain on sales of property	**2,679,911,460**
Total unappropriated retained earnings	**23,959,037,131**
APPROPRIATIONS	
Cash dividends (¥4.0 per share)	6,265,364,932
Bonuses to directors	55,000,000
Deferred gains on sales of property	9,816,656,008
General reserve	1,000,000,000
Total	**17,137,020,940**
Unappropriated retained earnings carried forward	**6,822,016,191**

Notes:
1. On December 9; 2002, the Company paid interim dividends of ¥4.0 per share, amounting to ¥6,267,771,664.
2. Regarding the reserve for overseas investment losses and deferred gain on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

(Translation)

INDEPENDENT AUDITORS' REPORT

May 9, 2003

To the Board of Directors of Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha)

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Katsuaki Takiguchi

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shuko Shimoe

Engagement Partner,
Certified Public Accountant:
Tomonobu Tsuchiya

Engagement Partner,
Certified Public Accountant:
Michio Fujii

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) for the fiscal year 2003 from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the conduct of the Directors in the execution of their duties during the Company's fiscal year 2003 (from April 1, 2002 to March 31, 2003), and having conferred on such matters and having agreed and resolved unanimously, the Board of Corporate Auditors submits its report as follows:

1. In order to examine the accounts, we received the audit plan and an explanation on policies from the independent auditor, Tohmatsu & Co., and requested progress reports from time to time or attended auditing sessions, and as a result, we confirm that the auditing method employed by the independent auditor and the results therefrom are appropriate and adequate.
2. In our examination of the performance of duties other than those relating to accounts, according to the auditing policies and other guidelines established by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and various other management committees, requested business reports from Directors and others from time to time, inspected important documents, inspected the conduct of business and the assets at the Head Office and main offices, and also requested business reports from subsidiaries when deemed necessary.

As a result of these activities, we certify that:

(a) the business report (excluding those parts relating to accounts) presents the Company's situation correctly in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(b) there is nothing which should be pointed out in light of the Company's assets or other factors with respect to the proposed appropriations of retained earnings;

(c) the supplementary schedules (excluding those parts relating to accounts) present correctly all information which should be listed thereon and there is nothing to point out regarding such schedules;

(d) on the part of Directors, no improper behavior in the conduct of their duties, including those relating to subsidiaries, and no grave instances of violations of either applicable laws and ordinances or the Articles of Incorporation of the Company have been detected.

With respect to the engagement by a Director in transactions competing with the Company; the engagement by a Director in transactions with the Company that represent a conflict of interest; donations, grants and any other gratuitous payments made by the Company to any person or entity; non-customary transactions with subsidiaries or shareholders of the Company; and the Company's acquisitions and dispositions of its own shares, we inspected relevant documents and made detailed investigations of such transactions as we deemed necessary, in addition to the examination referred to in item 2. above. We did not find any cases of non-performance of duty by Directors with respect to such matters.

May 13, 2003

Mitsubishi Corporation Board of Corporate Auditors

Yuzo Shinkai
Senior Corporate Auditor (full time)

Tsuneo Wakai
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Yoshihiro Ogura
Corporate Auditor (full time)

Manabu Ueno
Corporate Auditor (full time)

Note: Messrs. Tsuneo Wakai and Kokei Higuchi, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).

(Reference)

Summary of Consolidated Results (US GAAP)

Note: Affiliated companies that became equity method affiliates in fiscal 2003 due to additional investments are also deemed to be equity-method affiliates in fiscal 2002 based on US GAAP. Figures for fiscal 2002 have been revised accordingly and comparisons are based on these revised figures. In addition to the above revision of figures in the fiscal 2002, the consolidated segment information, balance sheet, statement of income and statement of cash flows, the statements have been reclassified for the purpose of comparison with fiscal 2003.

Summary of Fiscal 2003 Results

Operating transactions increased ¥98.0 billion, or 0.7%, to ¥13,328.7 billion, the net result of newly consolidated Living Essentials subsidiaries, growth in transactions of petrochemical products in Chemicals, and of declines in transactions of crude oil and petroleum products in the Energy Business and steel products in Metals.

Gross profit rose ¥74.7 billion, or 11.6%, to ¥718.6 billion. This increase was mainly due to strong performances by metal resource subsidiaries, growth at Living Essentials subsidiaries in the food sector, and newly consolidated subsidiaries that include wholesale food products to convenience stores.

Selling, general and administrative expenses increased in line with the consolidation of new subsidiaries and higher early retirement and pension expenses at the parent company. However, provision for doubtful receivables improved due to a decrease in provisions for large-scale doubtful receivables.

Due to these factors, operating income increased ¥32.5 billion, or 47.6%, to ¥100.6 billion, exceeding ¥100 billion for the first time in a decade.

In other income (expenses), dividends received from resource projects declined. And there was a ¥78.1 billion negative change in net loss on marketable securities and investments, reflecting large write-offs of available-for-sale marketable securities and the absence of substantial gains on sales of shares recorded in the prior fiscal year.

As a result, income from consolidated operations before income taxes decreased ¥38.7 billion, or 38.9%, to ¥60.8 billion.

Net equity in earnings of affiliated companies surged ¥30.9 billion to a record ¥39.7 billion. One reason for the large increase was the absence of an impairment loss on equity method goodwill in Lawson, Inc. in the prior fiscal year. In addition, there was a recovery in earnings from automobile operations in Asia and Europe.

Net income was ¥62.3 billion, the third-highest level ever after fiscal 2001 and fiscal 1991.

(Translation)

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2003 "unaudit" and 2002

[OPERATING SEGMENT INFORMATION]

The companies' operating segment information at and for the years ended March 31, 2003 and 2002 is as follows:

Year ended March 31, 2003

	Millions of yen										
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	208,728	306,251	3,267,853	1,740,961	2,237,000	1,443,903	4,167,057	13,371,753	48,243	(91,275)	13,328,721
Intersegment	8,406	788	41,762	5,650	12,982	2,974	5,430	77,992	3,492	(81,484)	—
Total	217,134	307,039	3,309,615	1,746,611	2,249,982	1,446,877	4,172,487	13,449,745	51,735	(172,759)	13,328,721
Gross profit	38,424	22,264	54,658	121,561	123,192	64,922	282,490	707,511	8,695	2,374	718,580
Operating income(loss)	(6,639)	5,582	10,338	45,921	24,984	20,403	61,211	161,800	(46,098)	(15,063)	100,639
Net income(loss)	(5,251)	(540)	23,955	23,929	19,666	10,479	34,129	106,367	(11,302)	(32,800)	62,265
Segment assets	933,764	296,021	841,601	1,498,040	1,789,381	595,230	1,459,156	7,413,193	955,544	(270,800)	8,097,937
Depreciation and amortization	10,667	8,085	9,305	16,654	24,288	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,209	32,907	9,062	24,728	30,992	7,210	20,434	136,542	4,644	—	141,186

Year ended March 31, 2002

	Millions of yen										
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:											
External customers	163,333	428,435	3,436,847	1,962,462	2,147,173	1,298,371	3,777,821	13,214,442	31,694	(15,461)	13,230,675
Intersegment	5,853	1,889	36,527	4,545	11,356	2,108	3,271	65,549	724	(66,273)	—
Total	169,186	430,324	3,473,374	1,967,007	2,158,529	1,300,479	3,781,092	13,279,991	32,418	(81,734)	13,230,675
Gross profit	30,954	30,095	49,932	106,553	122,829	50,139	239,227	629,729	12,144	2,049	643,922
Operating income(loss)	(10,076)	8,690	3,898	27,065	23,746	9,903	51,311	114,537	(29,701)	(16,647)	68,189
Net income(loss)	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(9,502)	(2,146)	60,318
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	971,769	(197,982)	8,146,262
Depreciation and amortization	9,958	8,298	9,201	13,097	17,701	2,480	15,602	76,337	5,076	8,873	90,286
Capital expenditures for long-lived assets	15,938	1,016	8,070	11,671	64,530	10,253	16,211	127,689	8,498	10,513	146,700

Notes:
1. The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).
2. "Adjustment or Eliminations" includes certain adjustments and reclassifications (which have been incorporated in the accompanying consolidated financial statements) to conform with U.S. GAAP along with certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations.
3."Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were Y 955,544 million (USD 8,098 million) and Y 971,769 million at March 31, 2003 and 2002 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4.As a result of retroactive application of the equity method for an investee, prior year amounts have been restated.

(Translation)

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2003"unaudit" and 2002

ASSETS	Millions of yen	
	March 31 2003	March 31 2002
Current assets:		
Cash and cash equivalents	348,780	395,227
Time deposits	38,069	30,590
Short-term investments	128,670	242,345
Receivables-trade:		
Notes and loans	514,338	483,150
Accounts	1,884,041	1,870,365
Affiliated companies	278,090	253,510
Allowance for doubtful receivables	(66,506)	(51,070)
Inventories	485,071	474,456
Advance payments to suppliers	138,746	133,770
Deferred income taxes	55,651	48,170
Other current assets	117,198	99,383
Total current assets	**3,922,148**	**3,979,896**
Investments and non-current receivables:		
Investments in and advances to affiliated companies	712,774	647,166
Other investments	1,189,107	1,344,930
Non-current notes, loans and accounts receivable-trade	724,195	831,270
Allowance for doubtful receivables	(116,085)	(117,840)
Total investments and non-current receivables	**2,509,991**	**2,705,526**
Property and equipment- Net	1,176,613	1,074,183
Other assets	**489,185**	**386,657**
Total	**8,097,937**	**8,146,262**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen	
	March 31 2003	March 31 2002
Current liabilities:		
Short-term debt	572,708	681,745
Current maturities of long-term debt	388,957	417,689
Payables-trade:		
Notes and acceptances	206,575	210,519
Accounts	1,586,112	1,493,995
Affiliated companies	70,972	62,145
Advances from customers	110,814	99,829
Accrued income taxes	34,682	31,928
Other accrued expenses	90,950	95,655
Other current liabilities	211,684	192,109
Total current liabilities	**3,273,454**	**3,285,614**
Long-term debt, less current maturities	**3,085,016**	**3,238,871**
Accrued pension and severance liabilities	**215,679**	**104,629**
Deferred income taxes	**62,336**	**33,735**
Other long-term liabilities	**313,747**	**319,162**
Minority interests	**210,647**	**134,392**
Shareholders' equity:		
Common stock	126,609	126,609
Additional paid-in capital	179,491	179,491
Retained earnings:		
Appropriated for legal reserve	35,550	35,524
Unappropriated	872,939	823,236
Accumulated other comprehensive income (loss):		
Net unrealized gains on securities available for sale	54,745	79,261
Net unrealized losses on derivatives	(10,000)	(6,145)
Minimum pension liability adjustments	(148,126)	(78,623)
Foreign currency translation adjustments	(173,401)	(129,390)
Less treasury stock	(749)	(104)
Total shareholders' equity	**937,058**	**1,029,859**
Total	**8,097,937**	**8,146,262**

Note: As a result of retroactive application of the equity method for an investee, prior year amounts have been restated.

Shareholders' equity per share

For the year ended	Yen
March 31, 2003	598.51
March 31, 2002	657.40

(Translation)

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
Years ended March 31, 2003"unaudit" and 2002

	Millions of yen	
	2003	2002
Operating transactions	13,328,721	13,230,675
Gross profit	**718,580**	**643,922**
Gross profit ratio	5.39%	4.87%
Selling, general and administrative expenses	(595,392)	(542,813)
Provision for doubtful receivables	(22,549)	(32,920)
Operating income	**100,639**	**68,189**
Other income (expenses) :		
Interest expense - net	(13,984)	(11,767)
Dividends	28,244	36,277
Gain (loss) on marketable securities and investments - net	(43,155)	34,908
Loss on property and equipment - net	(5,573)	(8,489)
Other - net	(5,337)	(19,599)
Other income (expenses) - net	(39,805)	31,330
Income from consolidated operations **before income taxes**	**60,834**	**99,519**
Income taxes:		
Current	(56,268)	(45,542)
Deferred	17,966	(333)
Income from consolidated operations	**22,532**	**53,644**
Minority interests in income of consolidated subsidiaries	(8,071)	(2,136)
Equity in earnings of affiliated companies - net (less applicable income taxes)	39,704	8,810
Income before cumulative effect of changes in accounting principles	54,165	60,318
Cumulative effect of a change in accountiong principle - net of tax	8,100	-
Net income	**62,265**	**60,318**

Note: As a result of retroactive application of the equity method for an investee, prior year amounts have been restated.

	Net income per share	Net income per share (diluted basis)
For the year ended	Yen	Yen
March 31, 2003	39.76	37.26
March 31, 2002	38.50	38.50

(Translation)

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2003"unaudit" and 2002

	Millions of Yen 2003	Millions of Yen 2002
I . Operating activities:		
Net income	62,265	60,318
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	103,094	90,286
Provision for doubtful receivables	22,549	32,920
(Gain) loss on marketable securities and investments - net	43,155	(34,908)
Loss on property and equipment - net	5,573	8,489
Equity in earnings of affiliated companies, less dividends received	(17,718)	7,797
Deferred income taxes	(17,966)	333
Cumulative effect of a change in accounting principle-net of tax	(8,100)	-
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(4,942)	17,675
Notes and accounts receivable - trade	115,342	101,465
Inventories	3,097	27,394
Notes, acceptances and accounts payable - trade	(116,593)	(210,384)
Other - net	80,525	60,266
Net cash provided by operating activities	**270,281**	**161,651**
II. Investing activities:		
Expenditures for property and equipment and other assets	(133,772)	(112,474)
Net decrease in investments	58,464	50,840
Net decrease in loans receivable	69,499	66,194
Net decrease (increase) in time deposits	(18,579)	33,497
Net cash provided by (used in) investing activities	**(24,388)**	**38,057**
III. Financing activities:		
Net decrease in short-term debt	(171,319)	(228,456)
Net increase (decrease) in long-term debt	(98,826)	111,373
Payment of dividends	(12,536)	(12,537)
Net cash used in financing activities	**(282,681)**	**(129,620)**
IV. Effect of exchange rate changes on cash and cash equivalents	**(9,659)**	**10,259**
V. Net increase (decrease) in cash and cash equivalents	**(46,447)**	**80,347**
VI. Cash and cash equivalents, beginning of year	**395,227**	**314,880**
VII. Cash and cash equivalents, end of year	**348,780**	**395,227**

Note: As a result of retroactive application of the equity method for an investee, prior year amounts have been restated.